Exhibit 99.1

Quarterly Statement Q4 2024

SAP Announces Q4 and FY 2024 Results

•	SAP meets or exceeds all financial outlook parameters for FY2024

•	Current cloud backlog of €18.1 billion, up 32% and up 29% at constant currencies

•	Total cloud backlog of €63.3 billion, up 43% and up 40% at constant currencies

•	Cloud revenue up 25% and up 26% at constant currencies in FY2024

•	Cloud ERP Suite revenue up 33% and up 34% at constant currencies in FY2024

•	Total revenue up 10% and up 10% at constant currencies in FY2024

•	IFRS operating profit down 20%, non-IFRS operating profit up 25% and up 26% at constant currencies in FY2024

•	2025 outlook anticipates accelerating cloud revenue growth

FY 2024 | in € millions, unless otherwise stated

1/24

Quarterly Statement Q4 2024

Walldorf, Germany – January 28, 2025
SAP SE (NYSE: SAP) announced today its financial results for the fourth quarter and fiscal year ended December 31, 2024.

Christian Klein, CEO:

Q4 was a strong finish to the year, with half of our cloud order entry including AI. Looking at the full year, we exceeded our cloud goals, accelerating cloud revenue and current cloud backlog growth against a much larger base. Total cloud backlog now stands at €63 billion, up 40%. Revenue growth has returned to double-digits. Looking ahead, our strong position in data and Business AI gives us additional confidence that we will accelerate revenue growth through 2027.

Dominik Asam, CFO:

We are pleased with the strong close to 2024, where we exceeded our cloud and software revenue, non-IFRS operating profit, and free cash flow outlook. With current cloud backlog growth of 29%, we've demonstrated the strength of our strategy and our ability to deliver on our commitments. This progress solidly aligns with the Ambition 2025 we set four years ago and positions us well for continued growth this year and beyond.

Financial Performance

Group results at a glance – Fourth quarter 2024

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q4 2024	Q4 2023	∆ in %	Q4 2024	Q4 2023	∆ in %	∆ in % const. curr.
SaaS/PaaS	4,585	3,515	30	4,585	3,515	30	30
Thereof Cloud ERP Suite[2]	3,949	2,931	35	3,949	2,931	35	35
Thereof Extension Suite[3]	636	584	9	636	584	9	6
IaaS[4]	123	184	–33	123	184	–33	–33
Cloud revenue	4,708	3,699	27	4,708	3,699	27	27
Cloud and software revenue	8,267	7,382	12	8,267	7,382	12	11
Total revenue	9,377	8,468	11	9,377	8,468	11	10
Share of more predictable revenue (in %)	81	77	4pp	81	77	4pp
Cloud gross profit	3,429	2,658	29	3,458	2,669	30	29
Gross profit	6,943	6,204	12	6,972	6,216	12	12
Operating profit (loss)	2,016	1,902	6	2,436	1,969	24	24
Profit (loss) after tax from continuing operations	1,616	1,201	35	1,619	1,302	24
Profit (loss) after tax[5]	1,616	1,201	35	1,619	1,302	24
Earnings per share - Basic (in €) from continuing operations	1.37	1.05	31	1.40	1.12	24
Earnings per share - Basic (in €)[5]	1.37	1.05	31	1.40	1.12	24
Net cash flows from operating activities from continuing operations	–551	1,926	NA
Free cash flow				–918	1,670	NA

1 For a breakdown of the individual adjustments see table “Non-IFRS Operating Expense Adjustments by Functional Areas” in this Quarterly Statement.

2 Cloud ERP Suite references the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. The following offerings contribute to Cloud ERP Suite revenue: SAP S/4HANA Cloud, SAP Business Technology Platform, and core solutions for HR and payroll, spend management, commerce, customer data solutions, business process transformation, and working capital management. For additional information and historical data on Cloud ERP Suite, see SAP’s Reporting Framework.

3 Extension Suite references SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of the Cloud ERP Suite.

4 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud.

5 From continuing and discontinued operations.

2/24

Quarterly Statement Q4 2024

Group results at a glance – Full year 2024

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1–Q4 2024	Q1–Q4 2023	∆ in %	Q1–Q4 2024	Q1–Q4 2023	∆ in %	∆ in % const. curr.
SaaS/PaaS	16,601	12,916	29	16,601	12,916	29	29
Thereof Cloud ERP Suite revenue[2]	14,166	10,626	33	14,166	10,626	33	34
Thereof Extension Suite revenue[3]	2,435	2,290	6	2,435	2,290	6	6
IaaS[4]	540	748	–28	540	748	–28	–27
Cloud revenue	17,141	13,664	25	17,141	13,664	25	26
Cloud and software revenue	29,830	26,924	11	29,830	26,924	11	11
Total revenue	34,176	31,207	10	34,176	31,207	10	10
Share of more predictable revenue (in %)	83	81	3pp	83	81	3pp
Cloud gross profit	12,481	9,780	28	12,559	9,821	28	28
Gross profit	24,932	22,534	11	25,011	22,603	11	11
Operating profit (loss)	4,665	5,799	–20	8,153	6,514	25	26
Profit (loss) after tax from continuing operations	3,150	3,600	–13	5,279	4,321	22
Profit (loss) after tax[5]	3,150	5,964	–47	5,279	6,103	–13
Earnings per share - Basic (in €) from continuing operations	2.68	3.11	–14	4.53	3.72	22
Earnings per share - Basic (in €)[5]	2.68	5.26	–49	4.53	5.51	–18
Net cash flows from operating activities from continuing operations	5,220	6,210	–16
Free cash flow				4,113	5,093	–19

1 For a breakdown of the individual adjustments see table “Non-IFRS Operating Expense Adjustments by Functional Areas” in this Quarterly Statement.

2 Cloud ERP Suite references the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. The following offerings contribute to Cloud ERP Suite revenue: SAP S/4HANA Cloud, SAP Business Technology Platform, and core solutions for HR and payroll, spend management, commerce, customer data solutions, business process transformation, and working capital management. For additional information and historical data on Cloud ERP Suite, see SAP’s Reporting Framework.

3 Extension Suite references SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of the Cloud ERP Suite.

4 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud.

5 From continuing and discontinued operations.

Financial Highlights1

Fourth Quarter 2024

In the fourth quarter, current cloud backlog grew by 32% to €18.08 billion and was up 29% at constant currencies. Cloud revenue was up 27% to €4.71 billion and up 27% at constant currencies, fueled by Cloud ERP Suite revenue, which was up 35% to €3.95 billion and up 35% at constant currencies.

Software licenses revenue decreased by 18% to €0.68 billion and was down 19% at constant currencies. Cloud and software revenue was up 12% to €8.27 billion and up 11% at constant currencies. Services revenue was up 2% to €1.11 billion and up 2% at constant currencies. Total revenue was up 11% to €9.38 billion and up 10% at constant currencies.

The share of more predictable revenue increased by 4 percentage points to 81% in the fourth quarter.

IFRS cloud gross profit was up 29% to €3.43 billion. Non-IFRS cloud gross profit was up 30% to €3.46 billion and was up 29% at constant currencies. IFRS Cloud gross margin was up 1.0 percentage points to 72.8%, non-IFRS cloud gross margin up 1.3 percentage points to 73.5% and up 1.4 percentage points at constant currencies.

IFRS operating profit was up 6% to €2.02 billion and IFRS operating margin decreased by 1.0 percentage points to 21.5%. Non-IFRS operating profit was up 24% to €2.44 billion and was up 24% at constant currencies, non-IFRS operating margin increased by 2.7 percentage points to 26.0% and was up 2.9 percentage points to 26.1% at constant currencies. IFRS and non-IFRS operating profit was mainly driven by a strong performance in SAP’s software licenses and support business as well as disciplined execution of the 2024 transformation program. In addition, IFRS operating profit was negatively impacted by restructuring expenses associated with the 2024 transformation program.

1 The Q4 2024 results were also impacted by other effects. For details, please refer to the disclosures on page 23 of this document.

3/24

Quarterly Statement Q4 2024

IFRS earnings per share (basic) increased 31% to €1.37. Non-IFRS earnings per share (basic) increased 24% to €1.40. IFRS effective tax rate was 26.8% (Q4/2023: 33.6%) and non-IFRS effective tax rate was 30.0% (Q4/2023: 32.5%). For IFRS, the year-over-year decrease mainly resulted from changes in tax-exempt income and prior-year taxes. For non-IFRS, the year-over-year decrease mainly resulted from prior-year taxes.

Free cash flow in the fourth quarter came in at –€0.92 billion (Q4 2023: €1.67 billion). The year over year decline was mainly attributable to a €1.7 billion payout under the 2024 transformation program.

Full Year 2024

SAP performed against its financial outlook as follows:

	Actual 2023	2024 Outlook (as of January 23)	Revised 2024 Outlook (as of October 21)	Actual 2024
Cloud revenue (at constant currencies)	€13.66 billion	€17.0 – 17.3 billion	€17.0 – 17.3 billion	€17.21 billion
Cloud and software revenue (at constant currencies)	€26.92 billion	€29.0 – 29.5 billion	€29.5 – 29.8 billion	€29.96 billion
Operating profit (non-IFRS, at constant currencies)	€6.51 billion	€7.6 – 7.9 billion	€7.8 – 8.0 billion	€8.23 billion
Free cash flow	€5.09 billion	approx. €3.5 billion	€3.5 – 4.0 billion	€4.11 billion
Effective tax rate (non-IFRS)	30.3%	approx. 32%	approx. 32%	32.3%

As of December 31, total cloud backlog was up 43% to €63.29 billion and up 40% at constant currencies.

For the full year, cloud revenue was up 25% to €17.14 billion and up 26% at constant currencies. Software licenses revenue was down 21% to €1.40 billion and down 21% at constant currencies. Cloud and software revenue was up 11% to €29.83 billion and up 11% at constant currencies. Services revenue was up 1% to €4.35 billion and up 2% at constant currencies. Total revenue was up 10% to €34.18 billion and up 10% at constant currencies.

The share of more predictable revenue increased by 3 percentage points year over year to 83% for the full year 2024.

IFRS cloud gross profit was up 28% to €12.48 billion. Non-IFRS cloud gross profit was up 28% to €12.56 billion and was up 28% at constant currencies. IFRS cloud gross margin was up 1.2 percentage points to 72.8%, non-IFRS cloud gross margin up 1.4 percentage points to 73.3% and up 1.4 percentage points at constant currencies.

IFRS operating profit was down 20% to €4.66 billion and IFRS operating margin decreased by 4.9 percentage points to 13.6%. The decline in IFRS operating profit was due to restructuring expenses of approximately €3.1 billion associated with the 2024 transformation program. Non-IFRS operating profit increased 25% to €8.15 billion and increased 26% at constant currencies, non-IFRS operating margin increased by 3.0 percentage points to 23.9% and was up 3.1 percentage points to 24.0% at constant currencies.

IFRS earnings per share (basic) decreased 14% to €2.68 and non-IFRS earnings per share (basic) increased 22% to €4.53. IFRS effective tax rate was 33.9% (FY/2023: 32.6%) and non-IFRS effective tax rate was 32.3% (FY/2023: 30.3%). For IFRS, the year-over-year increase mainly resulted from a temporary inability to offset withholding taxes in Germany due to tax losses in 2024 resulting from restructuring, which was partly compensated by changes in tax-exempt income. For non-IFRS, the year-over-year increase mainly resulted from a temporary inability to offset withholding taxes in Germany due to tax losses in 2024 resulting from restructuring.

Free cash flow for the full year was down 19% to €4.11 billion. While higher payouts for restructuring of €2.5 billion and share-based compensation of €1.3 billion weighed on free cash flow, the performance was supported by SAP’s increased profitability and improvements in working capital. At year end, net liquidity was €1.70 billion.

Non-Financial Performance 2024

Customer Net Promoter Score (NPS) increased 3 points year over year to 12 in 2024, at the upper end of the outlook range.

After dropping to 72% in the first half of 2024, the employee engagement index recovered to 76% in the second half of the year. As a result, the employee engagement index for the full year 2024 decreased 6 percentage points year over year to 74%, at the upper end of the revised outlook range.

The proportion of women in executive roles increased 0.3 percentage points to 22.5%, in line with the outlook.

Total carbon emissions were flat at 6.9 Mt in 2024, while we initially guided for a steady decrease.

4/24

Quarterly Statement Q4 2024

Share Repurchase Program

In May 2023, SAP announced a share repurchase program with an aggregate volume of up to €5 billion and a term until December 31, 2025. As of December 31, 2024, SAP had repurchased 18,429,480 shares at an average price of €162.46 resulting in a purchased volume of approximately €3.0 billion under the program.

2024 Transformation Program: Focus on scalability of operations and key strategic growth areas

In January 2024, SAP announced a company-wide restructuring program which is anticipated to conclude in early 2025. Overall expenses associated with the program are estimated to be approximately €3.2 billion. Restructuring payouts amounted to €1.7 billion in the fourth quarter and €2.5 billion for the full-year 2024. In 2025, approximately €0.7bn are expected to be paid out.

Business Highlights

In the fourth quarter, customers around the globe continued to choose “RISE with SAP” to drive their end-to-end business transformations. These customers included: BASF, BERNMOBIL, BP International, Brose, Chevron Corporation, Colgate-Palmolive, Conagra Brands, dm-drogerie markt, EY, Ford Motor Company, Fressnapf, Freudenberg, FrieslandCampina, Hannover Medical School, K+S, Lanxess, Menasha Corporation, Mitie, NTPC, NTT DATA, Red Bull, Robert Bosch, Schaeffler Technologies, Schindler Group, The South Carolina Department of Administration, STADA Arzneimittel, and voestalpine.

Coles Group, Commerz Real, General Motors, H.B. Fuller, Hyundai Glovis, MAHLE International, SKF Group, and Trent Limited went live on SAP S/4HANA Cloud in the fourth quarter.

ACTUM Digital, CiboVita, Databricks, Inetum, Medical University of Vienna, msg systems, North Yorkshire Council, Outreach, and Warrington Borough Council chose “GROW with SAP”, an offering helping customers adopt cloud ERP with speed, predictability, and continuous innovation.

Key customer wins across SAP’s solution portfolio included: ABB, AOK Federal Association, B. Braun Group, Bayer, Digital China, KNAPP, Mengniu, Migros, Mondi, PwC Germany, SA Power Networks, Salling Group, SICK, and Unity Programme.

Ayala Land, Carlisle Companies, CP Foods, IBM, and Tchibo went live on SAP solutions.

In the fourth quarter, SAP’s cloud revenue performance was particularly strong in APJ and EMEA and robust in the Americas region. China, France, India, Italy, South Korea and the Netherlands had outstanding performances, while Canada, Germany, Japan and the U.S. were particularly strong.
For the full year, China, Germany, India, Japan, and Spain all had outstanding performances in cloud revenue while Brazil, Canada and Saudia Arabia were particularly strong.

On October 8, SAP announced powerful new capabilities that complement and extend Joule, including collaborative AI agents imbued with custom skills to complete complex cross-disciplinary tasks.

On December 3, SAP and AWS announced GROW with SAP on AWS, which will allow customers of all sizes to rapidly deploy SAP’s enterprise resource planning (ERP) solution while leveraging the reliability, security and scalability of the world’s most broadly adopted cloud.

On December 16, SAP announced the general availability of the SAP Green Ledger solution, the most comprehensive carbon accounting system globally that integrates directly with customers’ financial data.

5/24

Quarterly Statement Q4 2024

Outlook 2025

The outlook 2025 replaces SAP’s former Ambition 2025.

Financial Outlook 2025

For 2025, SAP now expects:

•	€21.6 – 21.9 billion cloud revenue at constant currencies (2024: €17.14 billion), up 26% to 28% at constant currencies.

•	€33.1 – 33.6 billion cloud and software revenue at constant currencies (2024: €29.83 billion), up 11% to 13% at constant currencies.

•	€10.3 – 10.6 billion non-IFRS operating profit at constant currencies (2024: €8.15 billion), up 26% to 30% at constant currencies.

•	Approximately €8.0 billion free cash flow at actual currencies (2024: €4.22 billion), based on updated free cash flow definition (see section (N) 2025 Reporting Changes).

•	An effective tax rate (non-IFRS) of approximately 32% (2024: 32.3%)[2].

The company also expects current cloud backlog growth to slightly decelerate in 2025.

While SAP’s 2025 financial outlook for the income statement parameters is at constant currencies (including an average exchange rate of 1.08 USD per EUR), actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the company progresses through the year, as reflected in the table below.

Currency Impact Assuming December 31, 2024 Rates Apply for 2025

In percentage points	Q1 2025	FY 2025
Cloud revenue growth	+2.5pp	+2.5pp
Cloud and software revenue growth	+2.0pp	+2.0pp
Operating profit growth (non-IFRS)	+5.0pp	+4.0pp

This includes an exchange rate of 1.04 USD per EUR.

Non-Financial Outlook 2025

For 2025, SAP now expects:

•	A Customer Net Promoter Score of 12 to 16.

•	The Employee Engagement Index to be in a range of 74% to 78%.

•	To steadily increase the share of women in executive roles.

•	To steadily decrease carbon emissions across the relevant value chain.

2 The effective tax rate (non-IFRS) is a non-IFRS financial measure and is presented for supplemental informational purposes only. We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

6/24

Quarterly Statement Q4 2024

Additional Information

This press release and all information therein is preliminary and unaudited. Due to rounding, numbers may not add up precisely. The full Q4 and FY 2024 Quarterly Statement can be downloaded from: https://www.sap.com/investors/sap-2024-q4-statement.

SAP Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will take place on May 13, 2025, as a virtual event. The whole event will be webcast on the Company’s website and online voting options will be available for shareholders. Further details will be published at https://www.sap.com/agm in early April.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitations, please refer to the following document on our Investor Relations website: https://www.sap.com/investors/performance-measures

Webcast

SAP senior management will host a financial analyst conference call on Tuesday, January 28th at 07:00 AM (CET) / 06:00 AM (GMT) / 1:00 AM (EST) / Monday, January 27th 10:00 PM (PST), followed by a press conference at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (EST) / 1:00 AM (PST). Both conferences will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the fourth quarter results can be found at https://www.sap.com/investor.

About SAP

As a global leader in enterprise applications and business AI, SAP (NYSE:SAP) stands at the nexus of business and technology. For over 50 years, organizations have trusted SAP to bring out their best by uniting business-critical operations spanning finance, procurement, HR, supply chain, and customer experience. For more information, visit www.sap.com.

For more information, financial community only:

Alexandra Steiger	+49 (6227) 7-767336	investor@sap.com, CET

Follow SAP Investor Relations on LinkedIn at SAP Investor Relations.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

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This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2023 Annual Report on Form 20-F.

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SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE in Germany and other countries. Please see https://www.sap.com/copyright for additional trademark information and notices.

7/24

Quarterly Statement Q4 2024

Contents

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)		9

Primary Financial Statements of SAP Group (IFRS)		11

(A)	Consolidated Income Statements	11

(B)	Consolidated Statements of Financial Position	13

(C)	Consolidated Statements of Cash Flows	14

Non-IFRS Numbers		15

(D)	Basis of Non-IFRS Presentation	15

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers	15

(F)	Non-IFRS Adjustments – Actuals and Estimates	19

(G)	Non-IFRS Operating Expense Adjustments by Functional Areas	20

Disaggregations		21

(H)	Segment Reporting	21

(I)	Revenue by Region (IFRS and Non-IFRS)	21

(J)	Employees by Region and Functional Areas	22

Other Disclosures		23

(K)	Share-Based Payment	23

(L)	Restructuring	23

(M)	Business combinations	24

(N)	2025 Reporting changes	24

8/24

Quarterly Statement Q4 2024

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2023	Q2 2023	Q3 2023	Q4 2023	TY 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	TY 2024
Revenues
Cloud	3,178	3,316	3,472	3,699	13,664	3,928	4,153	4,351	4,708	17,141
% change – yoy	24	19	16	20	20	24	25	25	27	25
% change constant currency – yoy	22	22	23	25	23	25	25	27	27	26
Cloud ERP Suite	2,422	2,562	2,711	2,931	10,626	3,167	3,414	3,636	3,949	14,166
% change – yoy	35	30	26	28	29	31	33	34	35	33
% change constant currency – yoy	33	33	34	33	33	32	33	36	35	34
Software licenses	276	316	335	838	1,764	203	229	285	683	1,399
% change – yoy	–13	–26	–17	–8	–14	–26	–28	–15	–18	–21
% change constant currency – yoy	–13	–24	–14	–6	–12	–25	–27	–14	–19	–21
Software support	2,905	2,873	2,872	2,846	11,496	2,829	2,792	2,793	2,876	11,290
% change – yoy	–1	–3	–5	–5	–3	–3	–3	–3	1	–2
% change constant currency – yoy	–1	–1	–1	–1	–1	–1	–3	–2	1	–1
Software licenses and support	3,180	3,189	3,208	3,683	13,261	3,031	3,021	3,078	3,559	12,689
% change – yoy	–2	–6	–6	–6	–5	–5	–5	–4	–3	–4
% change constant currency – yoy	–2	–4	–2	–2	–3	–4	–5	–3	–4	–4
Cloud and software	6,358	6,505	6,679	7,382	26,924	6,960	7,175	7,429	8,267	29,830
% change – yoy	10	5	4	6	6	9	10	11	12	11
% change constant currency – yoy	8	8	9	10	9	11	10	12	11	11
Total revenue	7,441	7,554	7,744	8,468	31,207	8,041	8,288	8,470	9,377	34,176
% change – yoy	10	5	4	5	6	8	10	9	11	10
% change constant currency – yoy	9	8	9	9	9	9	10	10	10	10
Share of more predictable revenue (in %)	82	82	82	77	81	84	84	84	81	83
Profits
Operating profit (loss) (IFRS)	803	1,371	1,723	1,902	5,799	–787	1,222	2,214	2,016	4,665
Operating profit (loss) (non-IFRS)	1,321	1,457	1,767	1,969	6,514	1,533	1,940	2,244	2,436	8,153
% change - yoy	–15	14	7	1	1	16	33	27	24	25
% change constant currency - yoy	–15	19	13	5	5	19	35	28	24	26
Profit (loss) after tax (IFRS)	403	724	1,272	1,201	3,600	–824	918	1,441	1,616	3,150
Profit (loss) after tax (non-IFRS)	868	799	1,352	1,302	4,321	944	1,278	1,437	1,619	5,279
% change - yoy	–20	–9	13	–10	–6	9	60	6	24	22
Margins
Cloud gross margin (IFRS, in %)	70.5	71.1	72.7	71.9	71.6	72.2	73.0	73.2	72.8	72.8
Cloud gross margin (non-IFRS, in %)	70.8	71.4	73.0	72.2	71.9	72.5	73.3	73.7	73.5	73.3
Software license and support gross margin (IFRS, in %)	88.6	89.8	90.0	89.8	89.6	89.2	89.7	90.1	91.0	90.1
Software license and support gross margin (non-IFRS, in %)	88.9	90.2	90.1	89.8	89.8	89.2	89.7	90.1	91.0	90.1
Cloud and software gross margin (IFRS, in %)	79.5	80.3	81.0	80.8	80.4	79.6	80.0	80.2	80.7	80.1
Cloud and software gross margin (non-IFRS, in %)	79.9	80.6	81.2	81.0	80.7	79.8	80.2	80.5	81.0	80.4
Gross margin (IFRS, in %)	71.0	71.6	72.8	73.3	72.2	71.7	72.6	73.3	74.0	73.0
Gross margin (non-IFRS, in %)	71.3	71.9	73.0	73.4	72.4	71.8	72.7	73.6	74.3	73.2
Operating margin (IFRS, in %)	10.8	18.2	22.2	22.5	18.6	–9.8	14.7	26.1	21.5	13.6

9/24

Quarterly Statement Q4 2024

€ millions, unless otherwise stated	Q1 2023	Q2 2023	Q3 2023	Q4 2023	TY 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	TY 2024
Operating margin (non-IFRS, in %)	17.8	19.3	22.8	23.3	20.9	19.1	23.4	26.5	26.0	23.9
Key Profit Ratios
Effective tax rate (IFRS, in %)	40.5	33.8	27.8	33.6	32.6	16.0	33.8	33.0	26.8	33.9
Effective tax rate (non-IFRS, in %)	29.1	33.0	27.1	32.5	30.3	32.4	33.6	33.4	30.0	32.3

Earnings per share, basic (IFRS, in €) from continuing operations	0.35	0.62	1.09	1.05	3.11	–0.71	0.76	1.25	1.37	2.68
Earnings per share, basic (non-IFRS, in €) from continuing operations	0.75	0.69	1.16	1.12	3.72	0.81	1.10	1.23	1.40	4.53
Earnings per share, basic (IFRS, in €)[1]	0.41	2.70	1.09	1.05	5.26	–0.71	0.76	1.25	1.37	2.68
Earnings per share, basic (non-IFRS, in €)[1]	0.83	2.40	1.16	1.12	5.51	0.81	1.10	1.23	1.40	4.53
Order Entry and current cloud backlog
Current cloud backlog	11,148	11,537	12,269	13,745	13,745	14,179	14,808	15,377	18,078	18,078
% change – yoy	25	21	19	25	25	27	28	25	32	32
% change constant currency – yoy	25	25	25	27	27	28	28	29	29	29
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	45	46	49	62	55	52	52	64	68	63
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	26	25	21	14	19	21	20	16	11	15
Liquidity and Cash Flow
Net cash flows from operating activities	2,311	848	1,124	1,926	6,210	2,757	1,540	1,475	–551	5,220
Purchase of intangible assets and property, plant, and equipment	–257	–156	–182	–190	–785	–187	–178	–163	–270	–797
Payments of lease liabilities	–99	–89	–78	–66	–332	–78	–70	–65	–97	–310
Free cash flow	1,955	604	865	1,670	5,093	2,492	1,291	1,248	–918	4,113
% of total revenue	26	8	11	20	16	31	16	15	NA	12
% of profit after tax (IFRS)	485	83	68	139	141	NA	141	87	NA	131
Cash and cash equivalents	8,766	14,142	9,378	8,124	8,124	9,295	7,870	10,005	9,609	9,609
Group liquidity	9,700	14,326	12,122	11,275	11,275	13,411	11,449	11,856	11,080	11,080
Financial debt (–)	–10,751	–10,146	–8,445	–7,755	–7,755	–7,770	–7,776	–8,996	–9,385	–9,385
Net liquidity (+) / Net debt(–)	–1,050	4,180	3,677	3,521	3,521	5,641	3,674	2,860	1,695	1,695
Non-Financials
Number of employees (quarter end)[2]	105,132	105,328	106,495	107,602	107,602	108,133	105,315	107,583	109,121	109,121
Employee retention (in %, rolling 12 months)	93.8	95.1	96.0	96.4	96.4	96.6	96.6	96.7	96.7	96.7
Women in management (in %, quarter end)	29.4	29.5	29.5	29.7	29.7	29.8	29.9	30.0	30.2	30.2
Women in executive roles (in %, quarter end)	21.8	21.9	22.1	22.2	22.2	21.7	21.9	22.0	22.5	22.5
Gross greenhouse gas emissions (scope 1, 2, 3 / market-based)[3] (in million tons CO2 equivalents)					6.9	1.8	1.8	1.8	1.8	6.9

1 From continuing and discontinued operations.

2 In full-time equivalents.

3 Our gross greenhouse gas emissions (GHG) include the total lifecycle emissions resulting from the use of our on-premise software. The calculation of use of sold products emissions is based on the number of active maintenance contracts at quarter end. Therefore, the emissions for individual quarters will not add up to the total sum of GHG emissions at year end.

10/24

Quarterly Statement Q4 2024

Primary Financial Statements of SAP Group (IFRS)

(A)	Consolidated Income Statements

(A.1)	Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q4 2024	Q4 2023	∆ in %
Cloud	4,708	3,699	27
Software licenses	683	838	–18
Software support	2,876	2,846	1
Software licenses and support	3,559	3,683	–3
Cloud and software	8,267	7,382	12
Services	1,110	1,086	2
Total revenue	9,377	8,468	11

Cost of cloud	–1,279	–1,041	23
Cost of software licenses and support	–319	–374	–15
Cost of cloud and software	–1,598	–1,415	13
Cost of services	–837	–850	–2
Total cost of revenue	–2,435	–2,265	8
Gross profit	6,943	6,204	12
Research and development	–1,675	–1,671	0
Sales and marketing	–2,496	–2,266	10
General and administration	–378	–367	3
Restructuring	–323	7	NA
Other operating income/expense, net	–54	–4	>100
Total operating expenses	–7,361	–6,566	12
Operating profit (loss)	2,016	1,902	6

Other non-operating income/expense, net	–83	0	NA
Finance income	578	284	>100
Finance costs	–305	–377	–19
Financial income, net	273	–93	NA
Profit (loss) before tax from continuing operations	2,207	1,810	22

Income tax expense	–591	–608	–3
Profit (loss) after tax from continuing operations	1,616	1,201	35
Attributable to owners of parent	1,601	1,221	31
Attributable to non-controlling interests	15	–20	NA
Profit (loss) after tax from discontinued operations	0	0	NA
Profit (loss) after tax[1]	1,616	1,201	35
Attributable to owners of parent[1]	1,601	1,221	31
Attributable to non-controlling interests[1]	15	–20	NA

Earnings per share, basic (in €)[2] from continuing operations	1.37	1.05	31
Earnings per share, basic (in €)[1,2]	1.37	1.05	31
Earnings per share, diluted (in €)[2] from continuing operations	1.36	1.04	31
Earnings per share, diluted (in €)[1,2]	1.36	1.04	31

1 From continuing and discontinued operations

2 For the three months ended December 31, 2024 and 2023, the weighted average number of shares was 1,165 million (diluted 1,176 million) and 1,166 million (diluted: 1,178 million), respectively (treasury stock excluded).

11/24

Quarterly Statement Q4 2024

(A.2)	Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2024	Q1–Q4 2023	∆ in %
Cloud	17,141	13,664	25
Software licenses	1,399	1,764	–21
Software support	11,290	11,496	–2
Software licenses and support	12,689	13,261	–4
Cloud and software	29,830	26,924	11
Services	4,346	4,283	1
Total revenue	34,176	31,207	10

Cost of cloud	–4,660	–3,884	20
Cost of software licenses and support	–1,262	–1,383	–9
Cost of cloud and software	–5,922	–5,267	12
Cost of services	–3,321	–3,407	–3
Total cost of revenue	–9,243	–8,674	7
Gross profit	24,932	22,534	11
Research and development	–6,514	–6,324	3
Sales and marketing	–9,090	–8,828	3
General and administration	–1,435	–1,364	5
Restructuring	–3,144	–215	>100
Other operating income/expense, net	–85	–4	>100
Total operating expenses	–29,511	–25,408	16
Operating profit (loss)	4,665	5,799	–20

Other non-operating income/expense, net	–298	–3	>100
Finance income	1,429	857	67
Finance costs	–1,031	–1,313	–21
Financial income, net	398	–456	NA
Profit (loss) before tax from continuing operations	4,764	5,341	–11

Income tax expense	–1,614	–1,741	–7
Profit (loss) after tax from continuing operations	3,150	3,600	–13
Attributable to owners of parent	3,124	3,634	–14
Attributable to non-controlling interests	26	–33	NA
Profit (loss) after tax from discontinued operations	0	2,363	NA
Profit (loss) after tax[1]	3,150	5,964	–47
Attributable to owners of parent[1]	3,124	6,139	–49
Attributable to non-controlling interests[1]	26	–175	NA

Earnings per share, basic (in €)[2] from continuing operations	2.68	3.11	–14
Earnings per share, basic (in €)[1,2]	2.68	5.26	–49
Earnings per share, diluted (in €)[2] from continuing operations	2.65	3.08	–14
Earnings per share, diluted (in €)[1,2]	2.65	5.20	–49

1 From continuing and discontinued operations

2 For the full year 2024 and 2023, the weighted average number of shares was 1,166 million (diluted: 1,180 million) and 1,167 million (diluted: 1,180 million), respectively (treasury stock excluded).

12/24

Quarterly Statement Q4 2024

(B)	Consolidated Statements of Financial Position

as at 12/31/2024 and 12/31/2023
€ millions	2024	2023
Cash and cash equivalents	9,609	8,124
Other financial assets	1,629	3,344
Trade and other receivables	6,774	6,322
Other non-financial assets	2,682	2,374
Tax assets	707	407
Total current assets	21,401	20,571
Goodwill	31,147	29,081
Intangible assets	2,706	2,505
Property, plant, and equipment	4,493	4,276
Other financial assets	7,141	5,543
Trade and other receivables	209	203
Other non-financial assets	3,990	3,573
Tax assets	359	382
Deferred tax assets	2,676	2,197
Total non-current assets	52,721	47,760
Total assets	74,122	68,331

€ millions	2024	2023
Trade and other payables	1,990	1,783
Tax liabilities	585	266
Financial liabilities	4,277	1,735
Other non-financial liabilities	5,533	5,647
Provisions	716	235
Contract liabilities	5,978	4,975
Total current liabilities	19,079	14,641
Trade and other payables	10	39
Tax liabilities	509	874
Financial liabilities	7,169	7,941
Other non-financial liabilities	749	698
Provisions	494	432
Deferred tax liabilities	215	267
Contract liabilities	88	33
Total non-current liabilities	9,235	10,284
Total liabilities	28,314	24,925
Issued capital	1,229	1,229
Share premium	2,564	1,845
Retained earnings	42,907	42,457
Other components of equity	4,694	2,367
Treasury shares	–5,954	–4,741
Equity attributable to owners of parent	45,440	43,157

Non-controlling interests	368	249
Total equity	45,808	43,406
Total equity and liabilities	74,122	68,331

13/24

Quarterly Statement Q4 2024

(C)	Consolidated Statements of Cash Flows

€ millions	Q1–Q4 2024	Q1–Q4 2023
Profit (loss) after tax	3,150	5,964
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
(Profit) loss after tax from discontinued operations	0	–2,363
Depreciation and amortization	1,280	1,373
Share-based payment expense	2,385	2,220
Income tax expense	1,614	1,741
Financial income, net	–398	456
Increase/decrease in allowances on trade receivables	30	–10
Other adjustments for non-cash items	110	23
Increase/decrease in trade and other receivables	–247	–393
Increase/decrease in other assets	–632	–700
Increase/decrease in trade payables, provisions, and other liabilities	603	633
Increase/decrease in contract liabilities	869	443
Share-based payments	–1,282	–1,091
Interest paid	–550	–393
Interest received	563	469
Income taxes paid, net of refunds	–2,277	–2,161
Net cash flows from operating activities – continuing operations	5,220	6,210
Net cash flows from operating activities – discontinued operations	0	122
Net cash flows from operating activities	5,220	6,332
Business combinations, net of cash and cash equivalents acquired	–1,114	–1,168
Cash flows from derivative financial instruments related to the sale of subsidiaries or businesses	0	–91
Purchase of intangible assets and property, plant, and equipment	–797	–785
Proceeds from sales of intangible assets and property, plant, and equipment	122	99
Purchase of equity or debt instruments of other entities	–6,401	–3,566
Proceeds from sales of equity or debt instruments of other entities	7,533	907
Net cash flows from investing activities – continuing operations	–656	–4,603
Net cash flows from investing activities – discontinued operations	0	5,510
Net cash flows from investing activities	–656	906
Dividends paid	–2,565	–2,395
Dividends paid on non-controlling interests	–1	–13
Purchase of treasury shares	–2,106	–949
Proceeds from borrowings	2,767	13
Repayments of borrowings	–1,185	–4,081
Payments of lease liabilities	–310	–332
Transactions with non-controlling interests	–11	0
Net cash flows from financing activities – continuing operations	–3,412	–7,758
Net cash flows from financing activities – discontinued operations	0	24
Net cash flows from financing activities	–3,412	–7,734
Effect of foreign currency rates on cash and cash equivalents	333	–388
Net increase/decrease in cash and cash equivalents	1,485	–883
Cash and cash equivalents at the beginning of the period	8,124	9,008
Cash and cash equivalents at the end of the period	9,609	8,124

14/24

Quarterly Statement Q4 2024

Non-IFRS Numbers

(D)	Basis of Non-IFRS Presentation

SAP disclose certain financial measures such as expense (non-IFRS) and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as SAP’s constant currency and free cash flow figures, see Explanation of Non-IFRS Measures.

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)	Reconciliation of Non-IFRS Revenue – Quarter

€ millions, unless otherwise stated	Q4 2024			Q4 2023	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	4,708	–20	4,688	3,699	27	27
Software licenses	683	–6	677	838	–18	–19
Software support	2,876	–11	2,866	2,846	1	1
Software licenses and support	3,559	–17	3,542	3,683	–3	–4
Cloud and software	8,267	–37	8,230	7,382	12	11
Services	1,110	–6	1,104	1,086	2	2
Total revenue	9,377	–43	9,334	8,468	11	10

15/24

Quarterly Statement Q4 2024

(E.2)	Reconciliation of Non-IFRS Operating Expenses – Quarter

€ millions, unless otherwise stated	Q4 2024					Q4 2023			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–1,279	29	–1,250			–1,041	10	–1,030	23	21
Cost of software licenses and support	–319	0	–319			–374	0	–374	–15	–15
Cost of cloud and software	–1,598	29	–1,569			–1,415	11	–1,404	13	12
Cost of services	–837	0	–837			–850	1	–848	–2	–1
Total cost of revenue	–2,435	29	–2,406			–2,265	12	–2,252	8	7
Gross profit	6,943	29	6,972	–35	6,937	6,204	12	6,216	12	12	12
Research and development	–1,675	2	–1,673			–1,671	2	–1,669	0	0
Sales and marketing	–2,496	53	–2,443			–2,266	49	–2,216	10	10
General and administration	–378	12	–366			–367	9	–357	3	2
Restructuring	–323	323	0			7	–7	0	NA	NA
Other operating income/expense, net	–54	0	–54			–4	0	–4	>100	>100
Total operating expenses	–7,361	420	–6,941	45	–6,896	–6,566	66	–6,499	12	7	6

(E.3)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter

€ millions, unless otherwise stated	Q4 2024					Q4 2023			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	2,016	420	2,436	2	2,439	1,902	66	1,969	6	24	24
Other non-operating income/expense, net	–83	0	–83			0	0	0	NA	NA
Finance income	578	–408	170			284	–142	142	>100	20
Finance costs	–305	94	–210			–377	196	–181	–19	16
Financial income, net	273	–314	–40			–93	54	–39	NA	4
Profit (loss) before tax from continuing operations	2,207	106	2,313			1,810	121	1,930	22	20
Income tax expense	–591	–103	–694			–608	–20	–628	–3	10
Profit (loss) after tax from continuing operations	1,616	3	1,619			1,201	101	1,302	35	24
Attributable to owners of parent	1,601	28	1,629			1,221	89	1,310	31	24
Attributable to non-controlling interests	15	–24	–10			–20	12	–8	NA	15
Profit (loss) after tax[1]	1,616	3	1,619			1,201	101	1,302	35	24
Attributable to owners of parent[1]	1,601	28	1,629			1,221	89	1,310	31	24
Attributable to non-controlling interests[1]	15	–24	–10			–20	12	–8	NA	15

Key Ratios
Operating margin (in %)	21.5		26.0		26.1	22.5		23.3	–1.0pp	2.7pp	2.9pp
Effective tax rate (in %)[2]	26.8		30.0			33.6		32.5	–6.8pp	–2.5pp
Earnings per share, basic (in €) from continuing operations	1.37		1.40			1.05		1.12	31	24
Earnings per share, basic (in €)[1]	1.37		1.40			1.05		1.12	31	24

1 From continuing and discontinued operations
2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q4 2024 mainly resulted from tax effects of restructuring expenses and equity securities. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q4 2023 mainly resulted from tax effects of acquisition-related charges.

16/24

Quarterly Statement Q4 2024

(E.4)	Reconciliation of Non-IFRS Revenue – Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2024			Q1–Q4 2023	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	17,141	72	17,212	13,664	25	26
Software licenses	1,399	1	1,400	1,764	–21	–21
Software support	11,290	53	11,343	11,496	–2	–1
Software licenses and support	12,689	54	12,743	13,261	–4	–4
Cloud and software	29,830	126	29,955	26,924	11	11
Services	4,346	9	4,355	4,283	1	2
Total revenue	34,176	135	34,310	31,207	10	10

(E.5)	Reconciliation of Non-IFRS Operating Expenses – Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2024					Q1–Q4 2023			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–4,660	78	–4,582			–3,884	42	–3,842	20	19
Cost of software licenses and support	–1,262	0	–1,262			–1,383	26	–1,356	–9	–7
Cost of cloud and software	–5,922	78	–5,844			–5,267	68	–5,199	12	12
Cost of services	–3,321	1	–3,321			–3,407	2	–3,405	–3	–2
Total cost of revenue	–9,243	79	–9,165			–8,674	70	–8,604	7	7
Gross profit	24,932	79	25,011	112	25,124	22,534	70	22,603	11	11	11
Research and development	–6,514	5	–6,508			–6,324	7	–6,316	3	3
Sales and marketing	–9,090	234	–8,856			–8,828	412	–8,415	3	5
General and administration	–1,435	27	–1,409			–1,364	11	–1,354	5	4
Restructuring	–3,144	3,144	0			–215	215	0	>100	NA
Other operating income/expense, net	–85	0	–85			–4	0	–4	>100	>100
Total operating expenses	–29,511	3,489	–26,022	–56	–26,079	–25,408	715	–24,693	16	5	6

17/24

Quarterly Statement Q4 2024

(E.6)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2024					Q1–Q4 2023			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	4,665	3,489	8,153	78	8,232	5,799	715	6,514	–20	25	26
Other non-operating income/expense, net	–298	0	–298			–3	0	–3	>100	>100
Finance income	1,429	–777	652			857	–380	477	67	37
Finance costs	–1,031	316	–715			–1,313	525	–788	–21	–9
Financial income, net	398	–461	–63			–456	145	–311	NA	–80
Profit (loss) before tax from continuing operations	4,764	3,028	7,792			5,341	860	6,201	–11	26
Income tax expense	–1,614	–899	–2,513			–1,741	–139	–1,880	–7	34
Profit (loss) after tax from continuing operations	3,150	2,129	5,279			3,600	721	4,321	–13	22
Attributable to owners of parent	3,124	2,162	5,286			3,634	704	4,338	–14	22
Attributable to non-controlling interests	26	–33	–7			–33	16	–17	NA	–61
Profit (loss) after tax[1]	3,150	2,129	5,279			5,964	139	6,103	–47	–13
Attributable to owners of parent[1]	3,124	2,162	5,286			6,139	297	6,436	–49	–18
Attributable to non-controlling interests[1]	26	–33	–7			–175	–158	–333	NA	–98

Key Ratios
Operating margin (in %)	13.6		23.9		24.0	18.6		20.9	–4.9pp	3.0pp	3.1pp
Effective tax rate (in %)[2]	33.9		32.3			32.6		30.3	1.3pp	1.9pp
Earnings per share, basic (in €) from continuing operations	2.68		4.53			3.11		3.72	–14	22
Earnings per share, basic (in €)[1]	2.68		4.53			5.26		5.51	–49	–18

1 From continuing and discontinued operations
2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in 2024 mainly resulted from tax effects of restructuring expenses and equity securities. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in 2023 mainly resulted from tax effects of acquisition-related charges and restructuring expenses.

18/24

Quarterly Statement Q4 2024

(E.7)	Reconciliation of Free Cash Flow

€ millions, unless otherwise stated	Q1–Q4 2024	Q1–Q4 2023
Net cash flows from operating activities – continuing operations	5,220	6,210
Purchase of intangible assets and property, plant, and equipment	–797	–785
Payments of lease liabilities	–310	–332
Free cash flow	4,113	5,093

Net cash flows from investing activities – continuing operations	–656	–4,603
Net cash flows from financing activities – continuing operations	–3,412	–7,758

(F)	Non-IFRS Adjustments – Actuals and Estimates

€ millions, unless otherwise stated	Estimated Amounts for Full Year 2025	Q4 2024	Q1–Q4 2024	Q4 2023	Q1–Q4 2023
Profit (loss) before tax from continuing operations (IFRS)		2,207	4,764	1,810	5,341
Adjustment for acquisition-related charges	380-460	100	356	88	345
Adjustment for restructuring	approximately 100	323	3,144	–7	215
Adjustment for regulatory compliance matter expenses	0	–3	–11	–15	155
Adjustment for gains and losses from equity securities, net	N/A1	–314	–461	54	145
Profit (loss) before tax from continuing operations (non-IFRS)		2,313	7,792	1,930	6,201

1 Due to the uncertainty and potential variability of gains and losses from equity securities, we cannot provide an estimate for the full year without unreasonable efforts. This item could however have a material impact on our non-IFRS measures below operating profit.

19/24

Quarterly Statement Q4 2024

(G)       Non-IFRS Operating Expense Adjustments by Functional Areas

€ millions	Q4 2024					Q4 2023
	IFRS	Acquisition- Related	Restructuring	RCM[1]	Non-IFRS	IFRS	Acquisition- Related	Restructuring	RCM[1]	Non-IFRS
Cost of cloud	–1,279	29	0	0	–1,250	–1,041	10	0	0	–1,030
Cost of software licenses and support	–319	0	0	0	–319	–374	0	0	0	–374
Cost of services	–837	0	0	0	–837	–850	1	0	0	–848
Research and development	–1,675	2	0	0	–1,673	–1,671	2	0	0	–1,669
Sales and marketing	–2,496	67	0	–14	–2,443	–2,266	64	0	–15	–2,216
General and administration	–378	2	0	11	–366	–367	9	0	0	–357
Restructuring	–323	0	323	0	0	7	0	–7	0	0
Other operating income/expense, net	–54	0	0	0	–54	–4	0	0	0	–4
Total operating expenses	–7,361	100	323	–3	–6,941	–6,566	88	–7	–15	–6,499

1 Regulatory Compliance Matters

€ millions	Q1–Q4 2024					Q1–Q4 2023
	IFRS	Acquisition- Related	Restructuring	RCM[1]	Non-IFRS	IFRS	Acquisition- Related	Restructuring	RCM[1]	Non-IFRS
Cost of cloud	–4,660	78	0	0	–4,582	–3,884	42	0	0	–3,842
Cost of software licenses and support	–1,262	0	0	0	–1,262	–1,383	26	0	0	–1,356
Cost of services	–3,321	1	0	0	–3,321	–3,407	2	0	0	–3,405
Research and development	–6,514	5	0	0	–6,508	–6,324	7	0	0	–6,316
Sales and marketing	–9,090	255	0	–22	–8,856	–8,828	257	0	155	–8,415
General and administration	–1,435	16	0	11	–1,409	–1,364	11	0	0	–1,354
Restructuring	–3,144	0	3,144	0	0	–215	0	215	0	0
Other operating income/expense, net	–85	0	0	0	–85	–4	0	0	0	–4
Total operating expenses	–29,511	356	3,144	–11	–26,022	–25,408	345	215	155	–24,693

1 Regulatory Compliance Matters

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q4 2024	Q1–Q4 2024	Q4 2023	Q1–Q4 2023
Cost of cloud	–1	–95	4	7
Cost of software licenses and support	–6	–85	1	–8
Cost of services	–41	–566	–4	–31
Research and development	–109	–1,197	2	–42
Sales and marketing	–149	–1,043	7	–121
General and administration	–17	–158	–3	–19
Restructuring expenses	–323	–3,144	7	–215

20/24

Quarterly Statement Q4 2024

Disaggregations

(H)          Segment Reporting

SAP operates on a consolidated basis as one operating segment. For further details, see Note (C.1) “Results of Segments” of our Consolidated Half-Year Financial Statements 2024.

For more information about SAP’s operating performance, see the Reconciliation from Non-IFRS Numbers to IFRS Numbers section.

(I)             Revenue by Region (IFRS and Non-IFRS)

(I.1)         Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q4 2024			Q4 2023	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency
Cloud Revenue by Region
EMEA	1,920	–21	1,899	1,431	34	33
Americas	2,121	0	2,121	1,769	20	20
APJ	667	2	669	499	34	34
Cloud revenue	4,708	–20	4,688	3,699	27	27
Cloud and Software Revenue by Region
EMEA	3,840	–38	3,802	3,358	14	13
Americas	3,230	–1	3,229	2,979	8	8
APJ	1,197	3	1,200	1,045	15	15
Cloud and software revenue	8,267	–37	8,230	7,382	12	11
Total Revenue by Region
Germany	1,557	2	1,559	1,426	9	9
Rest of EMEA	2,838	–46	2,793	2,464	15	13
Total EMEA	4,395	–43	4,352	3,890	13	12
United States	2,947	–25	2,922	2,724	8	7
Rest of Americas	714	23	737	674	6	9
Total Americas	3,662	–2	3,659	3,398	8	8
Japan	370	7	377	329	12	15
Rest of APJ	950	–4	946	851	12	11
Total APJ	1,320	3	1,323	1,180	12	12
Total revenue	9,377	–43	9,334	8,468	11	10

21/24

Quarterly Statement Q4 2024

(I.2)          Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q4 2024			Q1–Q4 2023	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud Revenue by Region
EMEA	6,892	–35	6,857	5,241	32	31
Americas	7,872	39	7,911	6,642	19	19
APJ	2,377	68	2,445	1,781	33	37
Cloud revenue	17,141	72	17,212	13,664	25	26
Cloud and Software Revenue by Region
EMEA	13,534	–60	13,475	12,028	13	12
Americas	11,987	59	12,046	10,959	9	10
APJ	4,308	127	4,435	3,937	9	13
Cloud and software revenue	29,830	126	29,955	26,924	11	11
Total Revenue by Region
Germany	5,359	3	5,361	4,921	9	9
Rest of EMEA	10,216	–72	10,143	9,083	12	12
Total EMEA	15,575	–70	15,505	14,004	11	11
United States	11,056	2	11,058	10,204	8	8
Rest of Americas	2,752	59	2,812	2,558	8	10
Total Americas	13,808	62	13,870	12,762	8	9
Japan	1,388	98	1,487	1,243	12	20
Rest of APJ	3,404	45	3,449	3,199	6	8
Total APJ	4,793	143	4,936	4,441	8	11
Total revenue	34,176	135	34,310	31,207	10	10

(J)          Employees by Region and Functional Areas

Full-time equivalents	12/31/2024				12/31/2023
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,543	4,339	4,764	13,646	4,389	4,266	4,426	13,080
Services	8,485	4,719	5,566	18,770	8,178	5,013	5,481	18,672
Research and development	18,819	5,677	13,094	37,590	18,086	5,884	12,474	36,444
Sales and marketing	12,042	9,801	5,139	26,983	12,086	10,300	5,342	27,728
General and administration	3,836	1,836	1,300	6,971	3,619	1,777	1,307	6,704
Infrastructure	3,076	1,164	921	5,161	2,834	1,274	867	4,975
SAP Group (12/31)	50,801	27,536	30,784	109,121	49,191	28,515	29,897	107,602
Thereof acquisitions[1]	413	414	86	912	421	138	0	558
SAP Group (nine months' end average)	49,764	27,394	29,997	107,155	48,222	28,239	29,582	106,043

1 Acquisitions closed between January 1 and December 31 of the respective year.

22/24

Quarterly Statement Q4 2024

Other Disclosures

(K)          Share-Based Payment

SAP’s share-based payment expenses included in SAPs non-IFRS operating expenses break down as follows:

€ millions	Q4 2024	Q1–Q4 2024	Q4 2023	Q1–Q4 2023
Cost of cloud	–34	–138	–24	–94
Cost of software licenses and support	–11	–42	–10	–38
Cost of services	–91	–360	–89	–375
Research and development	–180	–751	–170	–704
Sales and marketing	–200	–876	–208	–834
General and administration	–54	–217	–43	–175
Share-based payment expenses	–570	–2,385	–543	–2,220

Additionally, in the fourth quarter of 2024 SAP recognized €138 million (Q4/2023: €0 million) of accelerated share-based payment expenses triggered by the transformation program. In the full year 2024 accelerated share-based payment expenses amounting to €309 million (Q1-Q4/2023: €0 million) have been recognized. These share-based payment expenses are classified as restructuring expenses in SAP’s consolidated income statements.

Associated share-based payments in the full year 2024 amounted to €171 million (Q1-Q4/2023: €0 million) and are classified as a decrease in provisions and other liabilities in SAP’s consolidated statements of cash flows.

(L)          Restructuring

The vast majority of the restructuring expenses and related payments recognized in the full year 2024 relate to the company-wide transformation program that SAP announced in the first quarter to further increase its focus on key strategic growth areas, in particular business AI. SAP is transforming its operational setup to capture organizational synergies and AI driven efficiencies, and to prepare the company for highly scalable future revenue growth. The restructuring is intended to ensure that SAP’s skillset and resources continue to meet future business needs. Restructuring expenses primarily include employee-related benefits such as severance payments and accelerated share-based payment expenses triggered by the transformation program (for more information on recognition and measurement of share-based payment programs, see Notes to the Consolidated Half-Year Financial Statements 2024, Note B.3).

For the movement of the restructuring provision in 2024, please refer to the table below:

€ millions	Restructuring Provision
1/1/2024	37
Additions	3,144
Utilizations	–1,061
Transfer to other employee-related obligations	–1,310
Transfer to share-based compensation liability	–123
Currency effects	–6
12/31/2024	681

For a reconciliation of the utilization of the restructuring provision to the cash outflow related to restructuring, please refer to the table below:

€ millions	Q1–Q4 2024
Utilizations	1,061
Net cash flows time account	1,325
Cash-outflows of share-based payments related to restructuring	171
Employees taxes payable	–70
Net cash outflow	2,487

23/24

Quarterly Statement Q4 2024

(M)          Business combinations

On June 5, 2024, SAP announced its intention to acquire 100% of WalkMe Ltd. (“WalkMe”), a leader in Digital Adoption Platforms.

The transaction closed on September 12, 2024, following satisfaction of regulatory and other approvals. The acquisition is expected to further expand SAP’s business transformation portfolio. WalkMe’s solutions are designed to help companies navigate ongoing technological change by providing users with advanced guidance and automation capabilities. The operating results, as well as the assets and liabilities (provisional values) are reflected in SAPs consolidated financial statements starting from that date. The initial consideration transferred amounted to approximately €1.3 billion.

In the fourth quarter of 2024, the contribution of WalkMe to revenue was approximately €46 million, to operating profit (IFRS) approximately €-39 million and operating profit (non-IFRS) approximately €-20 million (non-IFRS). For the full year 2024 the contribution of WalkMe was approximately €61 million to revenue, approximately €-54 million to operating profit (IFRS) and approximately €-29 million to operating profit (non-IFRS).

(N)          2025 Reporting changes

The following changes will be effective as of 2025.

(N.1)        Consolidated statements of cash flows

SAP has decided to change the presentation of its consolidated statements of cash flows and no longer classify interest paid and interest received as a part of net cash flows from operating activities. Interest paid will be presented under net cash flows from financing activities, and interest received will be presented under net cash flows from investing activities. SAP doesn’t consider interest paid and interest received as parts of its operational activities. Thus, excluding the influence of interest transactions from net cash flows from operating activities will better resonate with the managements way of steering the company.

Applying this change in presentation to SAPs prior year’s financials would result in the following net cash flows from operating-, investing-, and financing activities for 2024 and 2023.

€ millions	Q1 2023	Q1-Q2 2023	Q1-Q3 2023	Q1-Q4 2023	Q1 2024	Q1-Q2 2024	Q1-Q3 2024	Q1-Q4 2024
Net cash flows from operating activities (as reported)	2,311	3,160	4,284	6,210	2,757	4,297	5,772	5,220
Net cash flows from operating activities (new definition)	2,364	3,206	4,258	6,134	2,878	4,388	5,791	5,207

Net cash flows from investing activities (as reported)	–489	41	–2,718	–4,603	–1,129	–947	–618	–656
Net cash flows from investing activities (new definition)	–401	238	–2,387	–4,134	–986	–660	–197	–93

Net cash flows from financing activities (as reported)	–1,226	–4,283	–6,797	–7,758	–522	–3,708	–3,180	–3,412
Net cash flows from financing activities (new definition)	–1,368	–4,526	–7,102	–8,151	–787	–4,086	–3,618	–3,961

(N.2)        Free Cash Flow

SAP will include proceeds from sales of intangible assets and property, plant, and equipment in its calculation of free cash flow (FCF). This change, considering the net capital expenditure position instead of cash outflows only, better reflects the way SAPs management evaluates the cash flow generated by operating activities after investments into long-term assets and leasing.

Had the net capital expenditure position and the new definition of SAPs net cash flows from operating activities, as mentioned in (N.1), been applied in 2023 and 2024, the impact on SAPs FCF would have been the following.

€ millions	Q1 2023	Q1-Q2 2023	Q1-Q3 2023	Q1-Q4 2023	Q1 2024	Q1-Q2 2024	Q1-Q3 2024	Q1-Q4 2024
Free Cash Flow (as reported)	1,955	2,559	3,423	5,093	2,492	3,784	5,031	4,113
Interest paid	141	244	305	393	265	378	439	550
Interest received	–88	–197	–331	–469	–144	–287	–420	–563
Proceeds from sales of intangible assets and property, plant, and equipment	24	43	72	99	27	55	80	122
Free Cash Flow (new definition)	2,032	2,649	3,469	5,116	2,642	3,929	5,130	4,222

We estimate the impact of the changes described in note (N.1) and in note (N.2) to have a positive effect on SAPs 2025 FCF of approximately €0.2 billion. This effect is reflected in SAPs 2025 FCF outlook.

24/24